 Exhibit 99.7

IFRS USD Earning Release

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Consolidated Financial Statements

Opinion

We have audited the accompanying Interim condensed consolidated financial statements of INFOSYS LIMITED (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”), which comprise the Condensed Consolidated Balance Sheet as at June 30, 2019, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Statement of Changes in Equity and the Condensed Consolidated Statement of Cash Flows for the three months period ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as “the interim condensed consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed consolidated financial statements give a true and fair view in conformity with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), of the consolidated state of affairs of the Group as at June 30, 2019, the consolidated profit and consolidated total comprehensive income, consolidated changes in equity and its consolidated cash flows for the three months period ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed consolidated financial statements in accordance with the Standards on Auditing (SAs) issued by the Institute of Chartered Accountants of India (ICAI). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim condensed Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the ICAI and we have fulfilled our other ethical responsibilities in accordance with the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed consolidated financial statements.

Management’s Responsibilities for the Interim Condensed Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with IAS 34 as issued by the IASB. The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records for safeguarding assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim condensed consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the interim condensed consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the interim condensed consolidated financial statements, the respective Board of Directors of the companies included in the Group are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the management either intends to liquidate or cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the Company’s internal financial controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim condensed consolidated financial statements, including the disclosures, and whether the interim condensed consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the interim condensed consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the interim condensed consolidated financial statements of which we are independent auditors.

Materiality is the magnitude of misstatements in the interim condensed consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim condensed consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim condensed consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the interim condensed consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

Bengaluru, July 12, 2019	(Membership No.70928)

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements under International Financial Reporting Standards (IFRS) in US Dollars for three months ended June 30, 2019

Infosys Limited and Subsidiaries

(Dollars in millions except equity share data)

Condensed Consolidated Balance Sheet as at	Note	June 30, 2019	March 31, 2019
ASSETS
Current assets
Cash and cash equivalents	2.1	2,266	2,829
Current investments	2.2	778	958
Trade receivables		2,290	2,144
Unbilled revenue	2.17	964	777
Prepayments and other current assets	2.4	851	827
Income tax assets	2.12	38	61
Derivative financial instruments	2.3	26	48
Total current assets		7,213	7,644
Non-current assets
Property, plant and equipment	2.7	1,903	1,931
Right-of-use assets	2.8	540	–
Goodwill	2.9	589	512
Intangible assets		207	100
Non-current investments	2.2	548	670
Deferred income tax assets	2.12	204	199
Income tax assets	2.12	917	914
Other non-current assets	2.4	296	282
Total Non-current assets		5,204	4,608
Total assets		12,417	12,252
LIABILITIES AND EQUITY
Current liabilities
Trade payables		317	239
Lease liabilities	2.8	72	–
Derivative financial instruments	2.3	3	2
Current income tax liabilities	2.12	305	227
Client deposits		4	4
Unearned revenue		408	406
Employee benefit obligations		248	234
Provisions	2.6	84	83
Other current liabilities	2.5	2,022	1,498
Total current liabilities		3,463	2,693
Non-current liabilities
Lease liabilities	2.8	483	–
Deferred income tax liabilities	2.12	112	98
Employee benefit obligations		7	6
Other non-current liabilities	2.5	115	55
Total liabilities		4,180	2,852
Equity
Share capital - 5 ($0.16) par value 4,800,000,000 (4,800,000,000) equity shares authorized, issued and outstanding 4,271,404,014 (4,335,954,462) equity shares fully paid up, net of 20,094,430 (20,324,982) treasury shares as at June 30, 2019 and (March 31, 2019), respectively	2.19	334	339

Share premium		286	277
Retained earnings		9,969	11,248
Cash flow hedge reserve		–	3
Other reserves		432	384
Capital redemption reserve		15	10
Other components of equity		(2,854)	(2,870)
Total equity attributable to equity holders of the company		8,182	9,391
Non-controlling interests		55	9
Total equity		8,237	9,400
Total liabilities and equity		12,417	12,252

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :

117366W/ W-100018

P. R. Ramesh Partner	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Membership No. 70928

Bengaluru July 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial officer	A. G. S. Manikantha Company Secretary

Infosys Limited and Subsidiaries

(Dollars in millions except equity share and per equity share data)

Condensed Consolidated Statements of Comprehensive Income	Note	Three months ended June 30,
		2019	2018
Revenues	2.16	3,131	2,831
Cost of sales	2.18	2,122	1,819
Gross profit		1,009	1,012
Operating expenses:
Selling and marketing expenses	2.18	169	149
Administrative expenses	2.18	198	193
Total operating expenses		367	342
Operating profit		642	670
Other income, net	2.18	106	107
Finance cost	2.8	(6)	–
Reduction in the fair value of Disposal Group held for sale		–	(39)
Profit before income taxes		742	738
Income tax expense	2.12	196	204
Net profit		546	534
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability/asset, net		(3)	–
		(3)	–
Items that will be reclassified subsequently to profit or loss:
Fair valuation of investments, net		2	(7)
Fair value changes on derivatives designated as cash flow hedge, net		(3)	1
Foreign currency translation		17	(468)
		16	(474)
Total other comprehensive income/(loss), net of tax		13	(474)
Total comprehensive income		559	60
Profit attributable to:
Owners of the company		546	534
Non-controlling interests		–	–
		546	534
Total comprehensive income attributable to:
Owners of the company		559	60
Non-controlling interests		–	–
		559	60
Earnings per equity share
Basic ($)		0.13	0.12
Diluted ($)		0.13	0.12
Weighted average equity shares used in computing earnings per equity share	2.13
Basic		4,302,176,860	4,346,657,242
Diluted		4,308,286,160	4,350,710,356

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :

117366W/ W-100018

P. R. Ramesh Partner	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Membership No. 70928

Bengaluru July 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial officer	A. G. S. Manikantha Company Secretary

Infosys Limited and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

(Dollars in millions except equity share data)

Particulars	Shares(1)	Share capital	Share premium	Retained earnings	Other reserves(2)	Capital redemption reserve	Cash flow hedge reserve	Other components of equity	Total equity attributable to equity holders of the company	Non-controlling interest	Total equity
Balance as at April 1, 2018	2,173,312,301	190	247	11,587	244	9	–	(2,317)	9,960	–	9,960
Changes in equity for the three months ended June 30, 2018
Net profit	–	–	–	534	–	–	–	–	534	–	534
Fair value changes on investments, net*	–	–	–	–	–	–	–	(7)	(7)	–	(7)
Fair value changes on derivatives designated as cash flow hedge*	–	–	–	–	–	–	1	–	1	–	1
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–
Foreign currency translation	–	–	–	–	–	–	–	(468)	(468)	–	(468)
Total comprehensive income for the period	–	–	–	534	–	–	1	(475)	60	–	60
Shares issued on exercise of employee stock options (Refer to note 2.11)	24,040	–	–	–	–	–	–	–	–	–	–
Transfer to other reserves	–	–	–	(82)	82	–	–	–	–	–	–
Transfer from other reserves on utilization	–	–	–	32	(32)	–	–	–	–	–	–
Employee stock compensation expense (Refer to note 2.11)	–	–	6	–	–	–	–	–	6	–	6
Dividends (including dividend distribution tax)	–	–	–	(1,164)	–	–	–	–	(1,164)	–	(1,164)
Balance as at June 30, 2018	2,173,336,341	190	253	10,907	294	9	1	(2,792)	8,862	–	8,862
Balance as at April 1, 2019	4,335,954,462	339	277	11,248	384	10	3	(2,870)	9,391	9	9,400
Impact on account of adoption of IFRS 16 ( refer to note 2.8)*	–	–	–	(6)	–	–	–	–	(6)	–	(6)
	4,335,954,462	339	277	11,242	384	10	3	(2,870)	9,385	9	9,394
Changes in equity for the three months ended June 30, 2019
Net profit	–	–	–	546	–	–	–	–	546	–	546
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	(3)	(3)	–	(3)
Fair value changes on investments, net*	–	–	–	–	–	–	–	2	2	–	2
Fair value changes on derivatives designated as cash flow hedge*	–	–	–	–	–	–	(3)	–	(3)	–	(3)
Foreign currency translation	–	–	–	–	–	–	–	17	17	–	17
Total comprehensive income for the period	–	–	–	546	–	–	(3)	16	559	–	559
Shares issued on exercise of employee stock options (Refer to note 2.11)	230,552	–	–	–	–	–	–	–	–	–	–
Buyback of equity shares (Refer to note 2.5 and 2.19)	(64,781,000)	(5)	–	(897)	–	–	–	–	(902)	–	(902)
Transaction cost relating to buyback *	–	–	–	(1)	–	–	–	–	(1)	–	(1)
Amount transferred to capital redemption reserve upon buyback (Refer to note 2.19)	–	–	–	(5)	–	5	–	–	–	–	–
Non-controlling interests on acquisition of subsidiary (Refer to note 2.10)	–	–	–	–	–	–	–	–	–	46	46
Transfer to other reserves	–	–	–	(83)	83		–	–	–	–	–
Transfer from other reserves on utilization	–	–	–	35	(35)	–	–	–	–	–	–
Financial liability under option arrangements (Refer to note 2.10)	–	–	–	(86)	–	–	–	–	(86)	–	(86)
Employee stock compensation expense (Refer to note 2.11)	–	–	9	–	–	–	–	–	9	–	9
Dividends (including dividend distribution tax)	–	–	–	(782)	–	–	–	–	(782)	–	(782)
Balance as at June 30, 2019	4,271,404,014	334	286	9,969	432	15	–	(2,854)	8,182	55	8,237

 * net of tax

(1)	excludes treasury shares of 20,094,430 as at June 30, 2019, 20,324,982 as at April 1, 2019, 10,790,750 as at June 30, 2018 and 10,801,956 as at April 1, 2018, held by consolidated trust. The treasury shares as at June 30, 2018 and as at April 1, 2018 have not been adjusted for the September 2018 bonus issue.

(2)	Represents the Special Economic Zone Re–investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :

117366W/ W-100018

P. R. Ramesh Partner	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Membership No. 70928

Bengaluru July 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial officer	A. G. S. Manikantha Company Secretary

Infosys Limited and Subsidiaries

Condensed Consolidated Statements of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(Dollars in millions)

Particulars	Note	Three months ended June 30,
		2019	2018
Operating activities:
Net Profit		546	534
Adjustments to reconcile net profit to net cash provided by operating activities :
Depreciation and amortization	2.18	98	65
Interest and dividend income		(22)	(29)
Finance cost	2.8	6	–
Income tax expense	2.12	196	204
Effect of exchange rate changes on assets and liabilities		2	9
Impairment loss under expected credit loss model		7	10
Reduction in the fair value of Disposal Group held for sale		–	39
Stock compensation expense	2.11	9	6
Other adjustments		(10)	(8)
Changes in working capital
Trade receivables and unbilled revenue		(97)	(145)
Prepayments and other assets		(17)	(12)
Trade payables		(147)	14
Client deposits		–	22
Unearned revenue		(1)	2
Other liabilities and provisions		175	131
Cash generated from operations		745	842
Income taxes paid		(115)	(211)
Net cash provided by operating activities		630	631
Investing activities:
Expenditure on property, plant and equipment		(145)	(79)
Loans to employees		2	–
Deposits placed with corporation		5	3
Interest and dividend received		11	27
Payment towards acquisition of business, net of cash acquired	2.10	(72)	(30)
Investment in equity and preference securities		–	(2)
Proceeds from sale of equity and preference securities		1	–
Investment in others		(2)	(1)
Investment in quoted debt securities		(110)	(2)
Redemption of quoted debt securities		173	45
Redemption of certificate of deposits		90	118
Redemption of commercial papers		72	–
Redemption of escrow pertaining to Buyback	2.4	30	–
Investment in liquid mutual fund units and fixed maturity plan securities		(1,447)	(3,535)
Redemption of liquid mutual fund units and fixed maturity plan securities		1,551	3,325
Net cash (used)/generated in investing activities		159	(131)
Financing activities:
Payment of lease liabilities	2.8	(20)	–
Payment of dividends		(648)	(971)
Buy back of equity shares including transaction costs	2.19.1	(689)	–
Net cash used in financing activities		(1,357)	(971)
Effect of exchange rate changes on cash and cash equivalents		5	(157)
Net increase / (decrease) in cash and cash equivalents		(568)	(471)
Cash and cash equivalents at the beginning of the period	2.1	2,829	3,049
Cash and cash equivalents at the end of the period	2.1	2,266	2,421
Supplementary information:
Restricted cash balance	2.1	55	63

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :

117366W/ W-100018

P. R. Ramesh Partner	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Membership No. 70928

Bengaluru July 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial officer	A. G. S. Manikantha Company Secretary

Notes to the interim condensed consolidated financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's interim condensed consolidated financial statements are authorized for issue by the company's Board of Directors on July 12, 2019.

1.2 Basis of preparation of financial statements

These interim condensed consolidated financial statements have been prepared in compliance with IAS 34, Interim Financial Reporting as issued by International Accounting Standards Board, under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. Accordingly, these interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company’s Annual Report on Form 20-F for the year ended March 31, 2019. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim condensed consolidated financial statements comprise the financial statements of the company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.4 Use of estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the condensed consolidated financial statements.

1.5 Critical accounting estimates and judgements

a. Revenue recognition

The group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity.

Further, the Group uses significant judgements while determining the transaction price allocated to performance obligations using the expected cost plus margin approach.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced (also refer to note 2.12).

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These valuations are conducted by external valuation experts (Refer to note 2.10)

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to note 2.7).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the cash-generating unit or groups of cash-generating units which are benefitting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes.

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments

f. Leases

IFRS 16 requires lessees to determine the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

1.6 Recent accounting pronouncements

Standards issued but not yet effective

Amendment to IFRS 3 Business Combinations - On October 22, 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment also introduces an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2020, although early adoption is permitted. The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

2. Notes to the interim Condensed Consolidated Financial Statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)

Particulars	As at
	June 30, 2019	March 31, 2019
Cash and bank deposits	1,728	2,052
Deposits with financial institutions	538	777
Total Cash and cash equivalents	2,266	2,829

Cash and cash equivalents as at June 30, 2019 and March 31, 2019 include restricted cash and bank balances of $55 million and $52 million, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the company and bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.2 Investments

The carrying value of investments are as follows:

(Dollars in millions)

Particulars	As at
	June 30, 2019	March 31, 2019
(i) Current
Amortized cost
Quoted debt securities:
Cost	–	3
Fair value through profit and loss
Liquid Mutual fund units
Fair value	162	258
Fixed Maturity Plan Securities
Fair value	54	–
Fair Value through Other comprehensive income
Quoted debt securities
Fair value	288	267
Commercial Paper
Fair value	–	72
Certificate of deposits
Fair value	274	358
Total current investments	778	958
(ii) Non-current
Amortized cost
Quoted debt securities
Cost	277	274
Fair value through Other comprehensive income
Quoted debt securities
Fair value	235	310
Unquoted equity and preference securities
Fair value	14	15
Fair value through profit and loss
Unquoted Preference securities
Fair value	3	3
Fixed maturity plan securities
Fair value	14	66
Others
Fair value	5	2
Total Non-current investments	548	670
Total investments	1,326	1,628
Investment carried at amortized cost	277	277
Investments carried at fair value through other comprehensive income	811	1,022
Investments carried at fair value through profit and loss	238	329

Uncalled capital commitments outstanding as of June 30, 2019 and March 31, 2019 was $10 million and $12 million, respectively.

Refer note 2.3 for accounting policies on financial instruments.

Method of fair valuation:

(Dollars in millions)

Class of investment	Method	Fair value
		As at June 30, 2019	As at March 31, 2019
Liquid mutual fund units	Quoted price	162	258
Fixed maturity plan securities	Market observable inputs	68	66
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	313	307
Quoted debt securities- carried at Fair value through other comprehensive income	Quoted price and market observable inputs	523	577
Commercial Paper	Market observable inputs	–	72
Certificate of deposits	Market observable inputs	274	358
Unquoted equity and preference securities at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model, etc.	14	15
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model, etc.	3	3
Others	Discounted cash flows method, Market multiples method, Option pricing model, etc.	5	2
		1,362	1,658

Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.3 Financial instruments

Accounting Policy

2.3.1 Initial recognition

The group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.3.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

(ii) Cash flow hedge

The group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the statement of comprehensive income.

2.3.3 Derecognition of financial instruments

The group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. A financial liability (or a part of a financial liability) is derecognized from the group's balance sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.3.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table ‘Financial instruments by category’ below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of those instruments.

2.3.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in statement of comprehensive income.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at June 30, 2019 were as follows:

(Dollars in millions)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	2,266	–	–	–	–	2,266	2,266
Investments (Refer to Note 2.2)
Liquid mutual funds	–	–	162	–	–	162	162
Fixed maturity plan securities	–	–	68	–	–	68	68
Quoted debt securities	277	–	–	–	523	800	836(1)
Certificate of deposits	–	–	–	–	274	274	274
Unquoted equity and preference securities:	–	–	3	14	–	17	17
Unquoted investment others	–	–	5	–	–	5	5
Trade receivables	2,290	–	–	–	–	2,290	2,290
Unbilled revenues (3) (Refer to Note 2.17)	394	–	–	–	–	394	394
Prepayments and other assets (Refer to Note 2.4)	587	–	–	–	–	587	575(2)
Derivative financial instruments	–	–	25	–	1	26	26
Total	5,814	–	263	14	798	6,889	6,913
Liabilities:
Trade payables	317	–	–	–	–	317	317
Derivative financial instruments	–	–	2	–	1	3	3
Financial liability under option arrangements (Refer to note 2.10)	–		86	–	–	86	86
Other liabilities including (Refer to note 2.5)	1,655	–	28	–	–	1,683	1,683
Total	1,972	–	116	–	1	2,089	2,089

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of $13 million.

(3)	Excludes unbilled revenue for fixed price development contracts where right to consideration is conditional on factors other than passage of time

The carrying value and fair value of financial instruments by categories as at March 31, 2019 were as follows:

(Dollars in millions)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	2,829	–	–	–	–	2,829	2,829
Investments (Refer to Note 2.2)
Liquid mutual funds	–	–	258	–	–	258	258
Fixed maturity plan securities	–	–	66	–	–	66	66
Quoted debt securities	277	–	–	–	577	854	884(1)
Certificate of deposits	–	–	–	–	358	358	358
Commercial papers	–	–	–	–	72	72	72
Unquoted equity and preference securities	–	–	3	15	–	18	18
Unquoted investment others	–	–	2	–	–	2	2
Trade receivables	2,144	–	–	–	–	2,144	2,144
Unbilled revenues(3) (Refer to Note 2.17)	303	–	–	–	–	303	303
Prepayments and other assets (Refer to Note 2.4)	529	–	–	–	–	529	517(2)
Derivative financial instruments	–	–	43	–	5	48	48
Total	6,082	–	372	15	1,012	7,481	7,499
Liabilities:
Trade payables	239	–	–	–	–	239	239
Derivative financial instruments	–	–	2	–	–	2	2
Other liabilities (Refer to note 2.5)	1,263	–	27	–	–	1,290	1,290
Total	1,502	–	29	–	–	1,531	1,531

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of $12 million.

(3)	Excludes unbilled revenue for fixed price development contracts where right to consideration is conditional on factors other than passage of time

Fair value hierarchy

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2– Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3- Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities as at June 30, 2019:

(Dollars in millions)

Particulars	As at June 30, 2019	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	162	162	–	–
Investments in fixed maturity plan securities (Refer to Note 2.2)	68	–	68	–
Investments in quoted debt securities (Refer to Note 2.2)	836	488	348	–
Investments in certificate of deposit (Refer to Note 2.2)	274	–	274	–
Investments in unquoted equity and preference securities (Refer to Note 2.2)	17	–	–	17
Investments in unquoted investments others (Refer to Note 2.2)	5	–	–	5
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	26	–	26	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts	3	–	3	–
Financial liability under option arrangements (Refer to note 2.10)	86	–	–	86
Liability towards contingent consideration (Refer to note 2.5)*	28	–	–	28

*Discount rate pertaining to contingent consideration ranges from 9% to 16%

During the three months ended June 30, 2019, quoted debt securities of $59 million were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of $159 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The following table presents fair value hierarchy of assets and liabilities as at March 31, 2019:

(Dollars in millions)

Particulars	As at March 31, 2019	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	258	258	–	–
Investments in fixed maturity plan securities (Refer to Note 2.2)	66	–	66	–
Investments in quoted debt securities (Refer to Note 2.2)	884	630	254	–
Investments in certificate of deposit (Refer to Note 2.2)	358	–	358	–
Investments in commercial paper (Refer to Note 2.2)	72	72	–	–
Investments in unquoted equity and preference securities (Refer to Note 2.2)	18	–	–	18
Investments in unquoted investments others (Refer to Note 2.2)	2	–	–	2
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	48	–	48	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	2	–	2	–
Liability towards contingent consideration (Refer to Note 2.5)*	27	–	–	27

* Discount rate pertaining to contingent consideration ranges from 9% to 16%

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(Dollars in millions)

Particulars	As at
	June 30, 2019	March 31, 2019
Current
Rental deposits	3	2
Security deposits	1	1
Loans to employees	33	35
Prepaid expenses (1)	112	108
Interest accrued and not due	127	131
Withholding taxes and others(1)	231	215
Advance payments to vendors for supply of goods (1)	13	16
Deposit with corporations	243	242
Escrow and other deposits pertaining to buyback (Refer to Note No 2.19.1)	7	37
Deferred contract cost(1)	8	8
Net investment in sublease of ROU asset (Refer to note 2.8)	6	–
Other assets	67	32
Total Current prepayment and other assets	851	827
Non-current
Loans to employees	3	3
Security deposits	7	8
Deposit with corporations	4	10
Prepaid gratuity (1)	4	6
Prepaid expenses (1)	21	23
Deferred contract cost (1)	37	40
Advance towards purchase of business(1)	–	30
Withholding taxes and others(1)	134	134
Net investment in sublease of ROU asset (Refer to note 2.8)	56	–
Rental Deposits	29	28
Other assets	1	–
Total Non- current prepayment and other assets	296	282
Total prepayment and other assets	1,147	1,109
Financial assets in prepayments and other assets	587	529

(1) Non financial assets

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India. Cenvat recoverable includes $75 million which are pending adjudication. The Group expects these amounts to be sustainable on adjudication and recoverable on final resolution.

Security deposits relate principally to leased telephone lines and electricity supplies. Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Other liabilities

Other liabilities comprise the following:

(Dollars in millions)

Particulars	As at
	June 30, 2019	March 31, 2019
Current
Accrued compensation to employees	443	372
Accrued expenses	567	480
Withholding taxes and others (1)	218	215
Tax on dividend (1)	135	-
Retention money	16	16
Liabilities of controlled trusts	24	24
Liability towards contingent consideration	16	14
Financial liability on account of buyback(2)	393	174
Deferred rent (1)	–	9
Capital creditors	66	98
Others	144	96
Total Current other liabilities	2,022	1,498
Non-Current
Liability towards contingent consideration	12	13
Accrued compensation to employees	2	3
Accrued gratuity(1)	5	4
Deferred income - government grant on land use rights (1)	6	6
Deferred income (1)	4	4
Deferred rent (1)	–	25
Financial liability under option arrangements (Refer to note 2.10)	86	–
Total Non-current other liabilities	115	55
Total other liabilities	2,137	1,553
Financial liabilities included in other liabilities	1,769	1,290
Financial liability towards contingent consideration on an undiscounted basis	34	34

(1)	Non financial liabilities

(2)	In accordance with IAS 32 Financial Instruments: Presentation, the Company has recorded a financial liability for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback (refer to note 2.19.1). The financial liability is recognised at the present value of the maximum amount that the Company would be required to pay to the registered broker for buy back, with a corresponding debit in general reserve / retained earnings.

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance.

2.6 Provisions

Accounting Policy

Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Post sales client support

The Group provides its clients with a fixed-period post sales support for all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provisions comprise the following:

(Dollars in millions)

Particulars	As at
	June 30, 2019	March 31, 2019
Provision for post sales client support and other provisions	84	83
	84	83

Provision for post sales client support and other provisions represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year.

Provision for post sales client support and other provisions is included in cost of sales in the condensed consolidated statement of comprehensive income.

As at June 30, 2019 and March 31, 2019, claims against the Group, not acknowledged as debts, (excluding demands from income tax authorities- Refer to Note 2.12) amounted to 230 crore ($33 million) each.

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

2.7 Property, plant and equipment

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery(1)	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Over lease term

(1) includes solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the consolidated statement of comprehensive income.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of property, plant and equipment for three months ended June 30, 2019:

(Dollars in millions)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2019	276	1,291	572	845	321	5	3,310
Additions	–	24	23	30	27	–	104
Additions– Business Combinations (Refer note 2.10)	–	–	–	9	1	–	10
Deletions	–	–	(1)	(4)	(1)	–	(6)
Reclassified on account of adoption of IFRS 16 (Refer note 2.8)	(87)	–	–	–	–	–	(87)
Translation difference	–	–	1	1	2	–	4
Gross carrying value as at June 30, 2019	189	1,315	595	881	350	5	3,335
Accumulated depreciation as at April 1, 2019	(5)	(423)	(390)	(606)	(223)	(3)	(1,650)
Depreciation	–	(13)	(16)	(31)	(11)	–	(71)
Accumulated depreciation on deletions	–	–	1	4	1	–	6
Reclassified on account of adoption of IFRS 16 (Refer note 2.8)	5	–	–	–	–	–	5
Translation difference	–	–	(1)	(1)	(1)	–	(3)
Accumulated depreciation as at June 30, 2019	–	(436)	(406)	(634)	(234)	(3)	(1,713)
Capital work-in progress as at June 30, 2019							281
Carrying value as at June 30, 2019	189	879	189	247	116	2	1,903
Capital work-in progress as at April 1, 2019							271
Carrying value as at April 1, 2019	271	868	182	239	98	2	1,931

Following are the changes in the carrying value of property, plant and equipment for three months ended June 30, 2018:

(Dollars in millions)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2018	292	1,247	518	749	285	5	3,096
Additions	10	13	5	34	6	–	68
Additions- Business Combinations (Refer note 2.10)	–	–	–	–	1	–	1
Deletions	(3)	–	(1)	(2)	(1)	–	(7)
Translation difference	(15)	(59)	(25)	(36)	(14)	–	(149)
Gross carrying value as at June 30, 2018	284	1,201	497	745	277	5	3,009
Accumulated depreciation as at April 1, 2018	(5)	(417)	(359)	(557)	(203)	(3)	(1,544)
Depreciation	–	(12)	(15)	(26)	(9)	–	(62)
Accumulated depreciation on deletions	–	–	1	2	1	–	4
Translation difference	–	21	16	28	10	–	75
Accumulated depreciation as at June 30, 2018	(5)	(408)	(357)	(553)	(201)	(3)	(1,527)
Capital work-in progress as at June 30, 2018							299
Carrying value as at June 30, 2018	279	793	140	192	76	2	1,781
Capital work-in progress as at April 1, 2018							311
Carrying value as at April 1, 2018	287	830	159	192	82	2	1,863

The aggregate depreciation expense is included in cost of sales in the statement of comprehensive income

The contractual commitments for capital expenditure were $255 million and $249 million as at June 30, 2019 and March 31, 2019, respectively.

2.8 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land and buildings. The group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.

Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Transition

Effective April 1, 2019, the Group adopted IFRS 16 “Leases” applied to all lease contracts existing on April 1, 2019 using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application. Consequently, the group recorded the lease liability at the present value of the lease payments discounted at the incremental borrowing rate and the right of use asset at its carrying amount as if the standard had been applied since the commencement date of the lease, but discounted at the lessee’s incremental borrowing rate at the date of initial application. Comparatives as at and for the year ended March 31, 2019 have not been retrospectively adjusted and therefore will continue to be reported under the accounting policies included as part of our Annual Report for year ended March 31, 2019.

On transition, the adoption of the new standard resulted in recognition of 'Right of Use' asset of $420 million, 'Net investment in sublease of ROU asset' of $62 million and a lease liabilities of $520 million. The cumulative effect of applying the standard of $6 million was debited to retained earnings, net of taxes. The effect of this adoption is insignificant on the operating profit, net profit for the period and earnings per share. IFRS 16 will result in an increase in cash inflows from operating activities and an increase in cash outflows from financing activities on account of lease payments.

The following is the summary of practical expedients elected on initial application:

1.	Applied a single discount rate to a portfolio of leases of similar assets in similar economic environment with a similar end date

2.	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term on the date of initial application

3.	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.

4.	Applied the practical expedient to grandfather the assessment of which transactions are leases. Accordingly, IFRS 16 is applied only to contracts that were previously identified as leases under IAS 17.

The difference between the lease obligation recorded as of March 31, 2019 under IAS 17 disclosed under Note 2.15 of the 2019 Annual Report on Form 20F and the value of the lease liabilities as of April 1, 2019 is primarily on account of inclusion of extension and termination options reasonably certain to be exercised, in measuring the lease liability in accordance with IFRS 16.

The weighted average incremental borrowing rate applied to lease liabilities as at April 1, 2019 is 4.5%.

Following are the changes in the carrying value of right of use assets for the three months ended June 30, 2019:

(Dollars in millions)

Particulars	Category of ROU asset
	Land	Buildings	Vehicles	Total
Balance as of April 1, 2019	–	419	1	420
Reclassified on account of adoption of IFRS 16	92	–	–	92
Additions	–	17	–	17
Additions through business combination (Refer to Note 2.10)	–	26	2	28
Depreciation	–	(18)	–	(18)
Translation difference	(1)	2	–	1
Balance as of June 30, 2019	91	446	3	540

The aggregate depreciation expense on ROU assets is included in cost of sales in the consolidated statement of comprehensive income.

The following is the break-up of current and non-current lease liabilities as of June 30, 2019

(Dollars in millions)

Particulars	Amount
Current lease liabilities	72
Non-current lease liabilities	483
Total	555

The following is the movement in lease liabilities during the three months ended June 30, 2019:

 (Dollars in millions)

Particulars	Amount
Balance as of April 1, 2019	520
Additions	17
Additions through business combination (Refer to note 2.10)	32
Finance cost accrued during the period	6
Payment of lease liabilities	(20)
Translation difference	–
Balance as of June 30, 2019	555

The table below provides details regarding the contractual maturities of lease liabilities as of June 30, 2019 on an undiscounted basis:

(Dollars in millions)

Particulars	Amount
Less than one year	95
One to five years	323
More than five years	245
Total	663

The group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was $3 million for the three months ended June 30, 2019.

The following is the movement in the net-investment in sublease during the three months ended June 30, 2019:

(Dollars in millions)

Particulars	Amount
Balance as of April 1, 2019	62
Interest income accrued during the period	–
Lease receipts	–
Balance as of June 30, 2019	62

The table below provides details regarding the contractual maturities of net investment in sublease of ROU asset as of June 30, 2019 on an undiscounted basis

(Dollars in millions)

Particulars	Amount
Less than one year	8
One to five years	28
More than five years	38
Total	74

2.9 Goodwill

Accounting Policy

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the Statement of Comprehensive Income. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

(Dollars in millions)

Particulars	As at
	June 30, 2019	March 31, 2019
Carrying value at the beginning	512	339
Goodwill on Wongdoody acquisition	–	25
Goodwill on Fluido acquisition	–	32
Goodwill on HIPUS acquisition (Refer to note 2.10)	16	–
Goodwill on Stater acquisition (Refer to note 2.10)	57	–
Goodwill reclassified from assets held for sale, net of reduction in recoverable amount	–	138
Translation differences	4	(22)
Carrying value at the end	589	512

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGU’s, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s

2.10 Business combination

Accounting Policy

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value of the assets and liabilities in the Group's consolidated financial statements.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognised.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

HIPUS Co. Ltd. (formerly Hitachi Procurement Service Co. Ltd)

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of voting interests in HIPUS Co Limited (HIPUS), a wholly owned subsidiary of Hitachi Ltd, Japan for a total cash consideration of JPY 3.29 billion (approximately $30 million). The company has recorded a financial liability for the estimated present value of its gross obligation to purchase the non-controlling interest as of the acquisition date in accordance with the share purchase agreement with a corresponding adjustment to equity (refer to note 2.5).

HIPUS handles indirect materials purchasing functions for the Hitachi Group. The entity is expected to provide end-to-end procurement capabilities, through its procurement function expertise, localized team and BPM networks in Japan. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in $ million)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	6	–	6
Intangible assets - Customer contracts and relationships#	–	17	17
Deferred tax liabilities on intangible assets	–	(5)	(5)
	6	12	18
Goodwill			16
Less: Non-controlling interest			(4)
Total purchase price			30

* Includes cash and cash equivalents acquired of $26 million.

# Useful life is in the range of 5 to 15 years

Goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is $202 million and the amount has been fully collected. Trade payables as on the acquisition date amounted to $218 million.

The transaction costs of $1 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2019.

Stater N.V.

On May 23, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 75% of voting interests in Stater N.V (Stater), a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherland, for a total cash consideration of Euro 154 million (approximately $171 million). The company has recorded a financial liability for the estimated present value of its gross obligation to purchase the Non-controlling interest as of the acquisition date in accordance with the share purchase agreement with a corresponding adjustment to equity (refer to Note 2.5).

Stater brings European mortgage expertise and a robust digital platform to drive superior customer experience. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in Dollar million)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	78	–	78
Intangible assets - Customer contracts and relationships#	–	79	79
Intangible assets - Technology#	–	16	16
Intangible assets - Brand#	–	3	3
Deferred tax liabilities on intangible assets	–	(20)	(20)
	78	78	156
Goodwill			57
Less: Non controlling interest			(42)
Total purchase price			171

* Includes cash and cash equivalents acquired of $73 million..

# Useful lives are in the range of 5 to 15 years

Goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is $11 million and the amount is substantially collected.

The transaction costs of $1 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the three months ended June 30, 2019.

2.11 Employees' Stock Option Plans (ESOP)

Accounting Policy

The Group recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with IFRS 2, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan)

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting , the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan , upto 45,000,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator. The performance parameters will be based on a combination of relative Total Shareholder Return(TSR) and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) :

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Consequent to the September 2018 bonus issue, all the then outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated , all the prior period share numbers, share prices and weighted average exercise prices in this note have been adjusted to give effect to the September 2018 bonus issue.

Controlled trust holds 20,094,430 and 20,324,982 as at June 30, 2019 and March 31, 2019, respectively under the 2015 plan. Out of these shares, 200,000 equity shares each have been earmarked for welfare activities of the employees as at June 30, 2019 and March 31, 2019, respectively.

The following is the summary of grants during three months ended June 30, 2019 and June 30, 2018 under the 2015 Plan:

Particulars	Three months ended June 30,
	2019	2018*
2015 Plan: RSU
Salil Parekh, CEO and MD - Refer Note 1 below	177,887	217,200
Other KMPs	34,209	–
Employees other than KMP	12,200	–
Total Grants	224,296	217,200

* Information is adjusted for September 2018 bonus issue.

Note:

1.	The Board, on April 12, 2019, based on the recommendations of the Nomination and Remuneration Committee, approved the performance-based grant of RSUs amounting to 13 crore for the financial year 2020 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 177,887 performance based RSU’s were granted effective May 2, 2019.

In accordance with the shareholders approval in the Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved to amend the vesting period of the annual performance equity grant from three years to one year. Accordingly the vesting period of 217,200 (adjusted for September 2018 bonus issue) performance based RSUs granted effective May 2, 2018 and 177,887 performance based RSU's granted effective May 2, 2019 have been amended to one year.

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3.25 crore which will vest overtime in three equal annual instalments upon the completion of each year of service from the respective grant date. Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of June 30, 2019, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with IFRS 2, Share based payments.

Under the 2019 plan:

1.	In accordance with the shareholders approval in Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for financial year 2020 under the 2019 Plan to Salil Parekh, CEO and MD. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 134,138 performance based RSU’s were granted effective June 22, 2019.

2.	In accordance with the shareholders approval in Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 4 crore for financial year 2020 under the 2019 Plan to U. B. Pravin Rao, COO and WTD. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 53,655 performance based RSU’s were granted effective June 22, 2019.

Break-up of employee stock compensation expense

(Dollars in millions)

Particulars	Three months ended June 30,
	2019	2018
Granted to:
KMP	3	1
Employees other than KMP	6	5
Total (1)	9	6

(1) Cash settled stock compensation expense included in the above

The fair value of each equity settled award is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2020- Equity Shares-RSU	Fiscal 2020- ADS-RSU	Fiscal 2019- Equity Shares-RSU	Fiscal 2019- ADS-RSU
Weighted average share price () / ($- ADS)(1)	731	10.57	696	10.77
Exercise price ()/ ($- ADS)(1)	5.00	0.07	3.31	0.06
Expected volatility (%)	22–25	22–25	21–25	22–26
Expected life of the option (years)	1–4	1–4	1–4	1–4
Expected dividends (%)	2.52	2.52	2.65	2.65
Risk-free interest rate (%)	6–7.5	2-3	7–8	2–3
Weighted average fair value as on grant date () / ($- ADS)(1)	676	9.86	648	10.03

(1) Fiscal 2019 values are adjusted for September 2018 bonus issue wherever applicable

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.12 Income taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the consolidated statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

Income tax expense in the consolidated statement of comprehensive income comprises:

  (Dollars in millions)

Particulars	Three months ended June 30,
	2019	2018
Current taxes
Domestic taxes	158	166
Foreign taxes	52	48
	210	214
Deferred taxes
Domestic taxes	(1)	1
Foreign taxes	(13)	(11)
	(14)	(10)
Income tax expense	196	204

Income tax expense for the three months ended June 30, 2019 and June 30, 2018 includes reversal (net of provisions) of $6 million and reversal (net of provisions) of $9 million respectively pertaining to prior periods on account of adjudication of certain disputed matters in favor of the Group across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

 (Dollars in millions)

Particulars	Three months ended June 30,
	2019	2018
Profit before income taxes	742	738
Enacted tax rates in India	34.94%	34.94%
Computed expected tax expense	259	258
Tax effect due to non-taxable income for Indian tax purposes	(82)	(90)
Overseas taxes	27	30
Tax provision (reversals)	(6)	(9)
Effect of differential overseas tax rates	(1)	(2)
Effect of exempt non operating income	(2)	(4)
Effect of unrecognized deferred tax assets	2	5
Effect of non-deductible expenses	3	19
Branch profit tax (net of credits)	(4)	(4)
Others	–	1
Income tax expense	196	204

The applicable Indian corporate statutory tax rate for the three months ended June 30, 2019 and June 30, 2018 is 34.94% each.

Deferred income tax for the three months ended June 30, 2019 and June 30, 2018 substantially relates to origination and reversal of temporary differences.

As at June 30, 2019, claims against the Group not acknowledged as debts from the Indian Income tax authorities amounted to 2,838 crore ($411 million). Amount paid to statutory authorities against this amounted to 5,901 crore ($855 million).

As at March 31, 2019, claims against the Group not acknowledged as debts from the Income tax authorities amounted to 2,851 crore ($412 million). Amount paid to statutory authorities against the above tax claims amounted to 5,924 crore ($857 million).

These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

2.13 Reconciliation of basic and diluted shares used in computing earnings per share

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.14 Related party transactions

Refer Note 2.19 "Related party transactions" in the Company’s 2019 Annual Report on Form 20-F for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the three months ended June 30, 2019, the following are the changes in the subsidiaries:

-	On April 1, 2019, Infosys Consulting Pte Ltd, a wholly-owned subsidiary of Infosys Limited, acquired 81% of voting interest in HIPUS Co Ltd, Japan, a wholly owned subsidiary of Hitachi Ltd, Japan. (Refer to note 2.10)

-	On May 23, 2019, Infosys Consulting Pte Ltd, a wholly-owned subsidiary of Infosys Limited, acquired 75% of voting interest in Stater N.V along with its eight subsidiaries Stater Netherland B.V., Stater Duitsland B.V., Stater XXL B.V., HypoCasso B.V., Stater Participations B.V., Stater Deutschland Verwaltungs-GmbH, Stater Deutschland GmbH & Co.KG, Stater Belgium N.V./S.A. (Refer to note 2.10)

Changes in Controlled trust

The following were the changes in controlled trusts:-

-	On May 15, 2019, the Company registered Infosys Expanded Stock Ownership Trust

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

  (Dollars in millions)

Particulars	Three months ended June 30,
	2019	2018
Salaries and other employee benefits to whole-time directors and executive officers(1)	5	4
Commission and other benefits to non-executive/ independent directors	–	–
Total	5	4

(1)	Total employee stock compensation expense for the three months ended June 30, 2019 includes $3 million towards key managerial personnel. For the three months ended June 30, 2018, total employee stock compensation expense of $1 million was recorded towards key managerial personnel.(Refer to note 2.11)

2.15 Segment Reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public Services and revenue generated from customers located in India, Japan and China and other enterprises in public service. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centres and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.16 Revenue from operations

2.15.1 Business Segments

Three months ended June 30, 2019 and June 30, 2018

(Dollars in millions)

	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences	All Other segments	Total
Revenues	985	493	431	407	301	241	193	80	3,131
	899	469	360	351	272	211	186	83	2,831
Identifiable operating expenses	529	250	257	216	171	147	112	47	1,729
	483	237	187	187	152	116	99	50	1,511
Allocated expenses	210	95	85	87	71	41	40	32	661
	186	92	73	72	59	38	35	30	585
Segment profit	246	148	89	104	59	53	41	1	741
	230	140	100	92	61	57	52	3	735
Unallocable expenses									99
									65
Operating profit									642
									670
Other income, net (Refer Note 2.16)									106
									107
Finance cost (Refer Note 2.8)									(6)
									–
Reduction in the fair value of Disposal Group held for sale									–
									(39)
Profit before Income taxes									742
									738
Income tax expense									196
									204
Net profit									546
									534
Depreciation and amortization									98
									65
Non-cash expenses other than depreciation and amortization									1
									39

2.15.2 Significant clients

No client individually accounted for more than 10% of the revenues for the three months ended June 30, 2019 and June 30, 2018, respectively.

2.16 Revenue from Operations

Accounting Policy:

The Group derives revenues primarily from business IT services comprising of software development and related services, consulting and package implementation and from the licensing of software products and platforms across our core and digital offerings (“together called as software related services”)

Effective April 1, 2018, the Group adopted IFRS 15 “Revenue from Contracts with Customers” using the cumulative catch-up transition method, applied to contracts that were not completed as of April 1, 2018. The effect on adoption of IFRS 15 was insignificant.

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.

Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last invoicing to the reporting date is recognized as unbilled revenue. Revenue from fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time and where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

Revenues in excess of invoicing are classified as unbilled revenue while invoicing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, the Group has applied the guidance in IFRS 15, Revenue from contract with customer, by applying the revenue recognition criteria for each distinct performance obligation. The arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group has measured the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Group has applied the principles under IFRS 15 to account for revenues from these performance obligations. When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the performance obligation is estimated using the expected cost plus margin approach. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably over the period in which the services are rendered.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives to each of the underlying performance obligation that corresponds to the progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs.

Deferred contract costs are incremental costs of obtaining a contract which are recognised as assets and amortized over the term of the contract.

Contract modifications are accounted for when additions, deletions or changes are approved either to the contract scope or contract price. The accounting for modifications of contracts involves assessing whether the services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract, if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.

The Group presents revenues net of indirect taxes in its consolidated statement of comprehensive income.

Revenues for the three months ended June 30, 2019 and June 30, 2018 is as follows:

(Dollars in millions)

Particulars	Three months ended June 30,
	2019	2018
Revenue from software services	2,953	2,695
Revenue from products and platforms	178	136
Total revenue from operations	3,131	2,831

Disaggregate revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The Group believes this disaggregation best depicts how the nature, amount, timing and uncertainty of revenues and cash flows are affected by industry, market and other economic factors.

Three months ended June 30, 2019

(Dollars in millions)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography
North America	579	319	270	224	169	229	121	16	1,927
Europe	192	142	65	143	118	6	68	5	739
India	43	2	4	–	3	5	1	15	73
Rest of the world	171	30	92	40	11	1	3	44	392
Total	985	493	431	407	301	241	193	80	3,131
Revenue by offerings
Digital	359	204	154	140	110	84	52	16	1,119
Core	626	289	277	267	191	157	141	64	2,012
Total	985	493	431	407	301	241	193	80	3,131

Three months ended June 30, 2018

(Dollars in millions)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography
North America	542	307	177	203	145	203	110	12	1,699
Europe	172	132	71	117	118	2	72	5	689
India	41	1	2	–	3	5	–	21	73
Rest of the world	144	29	110	31	6	1	4	45	370
Total	899	469	360	351	272	211	186	83	2,831
Revenue by offerings
Digital	253	147	112	95	73	68	45	10	803
Core	646	322	248	256	199	143	141	73	2,028
Total	899	469	360	351	272	211	186	83	2,831

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning, Stater digital platform and Infosys McCamish- insurance platform

Trade Receivables and Contract Balances

The Group classifies the right to consideration in exchange for deliverables as either a receivable or as unbilled revenue.

A receivable is a right to consideration that is unconditional upon passage of time. Revenue for time and material contracts are recognised as related service are performed. Revenue for fixed price maintenance contracts is recognized on a straight line basis over the period of the contract. Revenues in excess of billings is recorded as unbilled revenue and is classified as a financial asset for these cases as right to consideration is unconditional upon passage of time .

Revenue recognition for fixed price development contracts is based on percentage of completion method. Invoicing to the clients is based on milestones as defined in the contract. This would result in the timing of revenue recognition being different from the timing of billing the customers. Unbilled revenue for fixed price development contracts ( contract asset) is classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivable and unbilled revenues are presented net of impairment in the consolidated Balance Sheet.

2.17 Unbilled revenue

(Dollars in millions)

Particulars	As at
	June 30, 2019	March 31, 2019
Unbilled financial asset (1)	394	303
Unbilled non financial asset (2)	570	474
Total	964	777

(1)	Right to consideration is unconditional upon passage of time.

(2)	Right to consideration is dependent on completion of contractual milestones.

2.18 Break-up of expenses and other income, net

Accounting Policy

2.18.1 Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM (formerly Infosys BPO) and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by law of India.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / asset are recognized in other comprehensive income and not reclassified to profit or loss in subsequent period. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profits in the statement of comprehensive income.

2.18.2 Superannuation

Certain employees of Infosys, Infosys BPM (formerly Infosys BPO) and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a portion of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The companies have no further obligation to the plan beyond its monthly contributions.

2.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each balance sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

2.18.5 Other income

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Effective April 1, 2018, the Group has adopted IFRS interpretation IFRIC 22- Foreign Currency Transactions and Advance Consideration which clarifies the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The effect on account of adoption of this amendment was insignificant.

2.18.6 Operating Profits

Operating profit of the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

Cost of sales

  (Dollars in millions)

	Three months ended June 30,
	2019	2018
Employee benefit costs	1,579	1,384
Depreciation and amortization	98	65
Travelling costs	93	65
Cost of technical sub-contractors	235	191
Cost of software packages for own use	33	31
Third party items bought for service delivery to clients	55	49
Short-term leases (Refer to Note 2.8)	3	–
Operating leases	–	12
Consultancy and professional charges	1	2
Communication costs	10	8
Repairs and maintenance	15	12
Provision for post-sales client support	(1)	–
Others	1	–
Total	2,122	1,819

Sales and marketing expenses

(Dollars in millions)

	Three months ended June 30,
	2019	2018
Employee benefit costs	126	111
Travelling costs	15	15
Branding and marketing	20	14
Operating leases	–	3
Consultancy and professional charges	6	3
Communication costs	1	1
Others	1	2
Total	169	149

Administrative expenses

  (Dollars in millions)

	Three months ended June 30,
	2019	2018
Employee benefit costs	62	54
Consultancy and professional charges	35	40
Repairs and maintenance	39	30
Power and fuel	9	9
Communication costs	7	9
Travelling costs	10	9
Rates and taxes	5	5
Operating leases	-	4
Insurance charges	3	3
Impairment loss recognized/(reversed) under expected credit loss model	8	10
Contributions towards Corporate Social Responsibility	10	11
Others	10	9
Total	198	193

Other income, net

(Dollars in millions)

Particulars	Three months ended June 30,
	2019	2018
Interest income on financial assets carried at amortized cost	51	57
Interest income on financial assets fair valued through other comprehensive income	17	25
Gain/(loss) on investments carried at fair value through profit or loss	10	5
Gain/(loss) on investments carried at fair value through other comprehensive income	2	–
Exchange gains / (losses) on forward and options contracts	20	(27)
Exchange gains / (losses) on translation of other assets and liabilities	(7)	33
Others	13	14
Total	106	107

2.19 Equity

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from Securities premium.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Share premium

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of profit and loss is credited to share premium.

Other Reserves

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Other components of equity

Other components of equity consist of currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

In December 2017, the International Accounting Standard Board issued amendments to IAS 12 – Income Taxes. The amendments clarify that an entity shall recognize the income tax consequences of dividends on financial instruments classified as equity according to where the entity originally recognized those past transactions or events that generated distributable profits were recognized. On April 1, 2019, the Group adopted these amendments and there was no impact of these amendments on the Company’s Consolidated financial statements.

2.19.1 Update on buyback of equity shares

The shareholders approved the proposal of buyback of equity shares recommended by its Board of Directors in its meeting held on January 11, 2019 through the postal ballot that concluded on March 12, 2019. At the Maximum buyback price of 800/- per equity share and the Maximum buyback size of 8,260 crore, the indicative maximum number of equity shares bought back would be 103,250,000 equity shares (Maximum buyback shares) comprising approximately 2.36% of the paid-up equity share capital of the Company as of March 12, 2019 (the date of conclusion of postal ballot for approval of buyback).

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and is expected to be completed by September 2019.

During the three months ended June 30, 2019, 64,781,000 equity shares were purchased from the stock exchange which includes 1,772,000 shares which have been purchased but not extinguished as of June 30, 2019 and 1,772,000 shares which have been purchased but have not been settled and therefore not extinguished as of June 30, 2019. In accordance with section 69 of the Companies Act, 2013, as at June 30, 2019, the Company has created ‘Capital Redemption Reserve’ of $6 million equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of June 30, 2019, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements

2.19.2 Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as credit against dividend distribution tax payable by Infosys Limited.

Effective from Financial Year 2018, the Company's policy is to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

Amount of per share dividend recognised as distribution to equity shareholders:

Particulars	Three months ended June 30, 2019		Three months ended June 30, 2018
	in	in US Dollars	in	in US Dollars
Final dividend for fiscal 2019	10.50	0.15	–	–
Final dividend for fiscal 2018*	–	–	10.25	0.16
Special dividend for fiscal 2018*	–	–	5.00	0.08

* Dividend per share declared previously, retrospectively adjusted for September 2018 bonus issue

The Board of Directors in their meeting on April 12, 2019 recommended a final dividend of 10.50/- per equity share for the financial year ended March 31, 2019. The same was approved by the Shareholders at the Annual General Meeting held on June 22, 2019 which resulted in a cash outflow of approximately 4,496 crore ($648 million) excluding dividend paid on treasury shares and excluding dividend distribution tax. Dividend distribution tax has been subsequently paid.

2.19.3 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/- each. 20,094,430 shares and 20,324,982 shares were held by controlled trust, as at June 30, 2019 and March 31, 2019, respectively.

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	Nilanjan Roy Chief Financial officer	A. G. S. Manikantha Company Secretary

Bengaluru July 12, 2019